UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Explanatory Note

On January 19, 2022, Ellomay Capital Ltd. (the “Company”), published an investor presentation for January 2022 (the “Presentation”). The Presentation includes updates to the Company’s projected results for 2021, mainly due to strong operating results of the Company’s renewable energy facilities and to the recording of financing expenses in connection with the refinancing of the photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain (announced on December 8, 2021), which are expected to be recorded during the fourth quarter of 2021.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	January 2022 Investor Presentation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: January 19, 2022